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                          September 10, 2021

       David Schulte
       President and Chief Executive Officer
       CorEnergy Infrastructure Trust, Inc.
       1100 Walnut Street, Ste. 3350
       Kansas City, MO 64106

                                                        Re: CorEnergy
Infrastructure Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 3,
2021
                                                            File No. 333-259319

       Dear Mr. Schulte:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction